Exhibit 5.1

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

May 16, 2017

Staffing 360 Solutions, Inc.

641 Lexington Avenue, 27th Floor

New York, New York 10022

Ladies and Gentlemen:

We have acted as special counsel to Staffing 360 Solutions, Inc., a Nevada corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-3 (the “Registration Statement”). The Company is filing the Registration Statement in connection with the offering from time to time, pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, by certain selling stockholders of up to 9,216,399 shares of the Company’s common stock, par value $0.00001 per share (“Common Stock”), including:

a.	1,650,000 shares of Common Stock issued to Jackson Investment Group, LLC (“JIG) as a closing commitment fee under the Note and Warrant Purchase Agreement between the Company and JIG dated January 25, 2017 (the “Closing Shares”);

b.	296,984 shares of Common Stock issued to JIG as an additional closing commitment fee under the Omnibus Amendment and Reaffirmation Agreement between the Company and JIG dated April 5, 2017 (the “Second Closing Shares”);

c.	370,921 additional shares of Common Stock to be issued to JIG as an additional closing commitment fee under the Omnibus Amendment and Reaffirmation Agreement between the Company and JIG dated April 5, 2017, upon approval of such issuance by the shareholders of the Company, or satisfaction of other conditions as set forth in the Omnibus Amendment and Reaffirmation Agreement (the “Additional Second Closing Shares”);

d.	4,527,537 shares of Common Stock to be issued to JIG upon exercise of the Warrant issued by the Company to JIG under a Warrant Agreement dated January 26, 2017, and as amended March 14, 2017 and April 5, 2017, which amount may be increased to 6,244,879 shares of Common Stock upon the occurrence of events triggering certain anti-dilution protections in the Warrant and Warrant Agreement, as amended (the “Warrant Shares”);

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May 16, 2017

e.	A total 294,692 shares of Common Stock to be issued to JIG upon its election to receive up to 1⁄2 of all interest due under the:

(i)	6% Subordinated Secured Note issued to JIG by the Company on January 25, 2017, as amended by the Omnibus Amendment and Reaffirmation Agreement between the Company and JIG dated April 5, 2017; and

(ii)	6% Subordinated Secured Note issued to JIG by the Company on April 5, 2017 in the form of shares of Common Stock of the Company valued at $1.50 per share (collectively, the “Interest Conversion Shares”);

f.	2,625 shares of Common Stock issuable upon extension and/or payment-in-kind of certain of the Company’s issued and outstanding 12% Series B Convertible Bonds, as amended (the “Series B Bond Shares”);

g.	155,577 shares of Common Stock owned by JIG and 721 shares of Common Stock owned by Richard L. Jackson, acquired by them in open market transactions (collectively, the “Market Shares”); and

h.	200,000 shares of common stock issuable to JIG upon failure of the Company to discharge its obligations under the 6% Subordinated Secured Note issued to JIG by the Company on April 5, 2017, on or prior to July 16, 2018 (the “Trigger Date Shares”).

The offering of the shares of Common Stock will be as set forth in the prospectus contained in the Registration Statement, as amended, and as supplemented by one or more supplements to the prospectus (the “Prospectus”).

In rendering these opinions, we have examined the Company’s Articles of Incorporation and Bylaws, both as amended and currently in effect, the Registration Statement, as amended, and the exhibits thereto, the Prospectus and such other records, instruments and documents as we have deemed advisable in order to render these opinions. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photo static copies and the authenticity of the originals of such latter documents. In providing these opinions, we have further relied as to certain matters on information obtained from officers of the Company.

As a result of and subject to the foregoing, we are of the following opinion:

1. The Closing Shares, the Second Closing Shares, and the Market Shares have been duly and validly issued, fully paid, and are non-assessable;

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May 16, 2017

2. Upon approval of their issuance by the shareholders of the Company, or upon satisfaction of such other relevant and sufficient conditions as are set forth in the Omnibus Amendment and Reaffirmation Agreement between the Company and JIG dated April 5, 2017 the Additional Second Closing Shares will be validly issued, fully paid and non-assessable;

3. Upon exercise of the Warrant issued by the Company to JIG under the Warrant Agreement dated January 26, 2017, and as amended March 14, 2017 and April 5, 2017, in accordance with the terms and conditions of the Warrant and the Warrant Agreement, as amended, the Warrant Shares will be validly issued, fully paid and non-assessable;

4. Upon election of the holder(s) of the: (i) 6% Subordinated Secured Note issued to JIG by the Company on January 25, 2017, as amended by the Omnibus Amendment and Reaffirmation Agreement between the Company and JIG dated April 5, 2017, and (ii) the 6% Subordinated Secured Note issued to JIG by the Company on April 5, 2017, to receive payments of interest in the form of Common Stock in accordance with applicable terms of such Notes, the Interest Conversion Shares will be validly issued, fully paid and non-assessable;

5. Upon extension and/or payment-in-kind of the Company’s issued and outstanding 12% Series B Convertible Bonds, as amended, in accordance with the terms and conditions thereof, the Series B Bond Shares will be validly issued, fully paid and non-assessable.

6. Upon failure of the Company to discharge its obligations under the 6% Subordinated Secured Note issued to JIG by the Company on April 5, 2017, on or prior to July 16, 2018, the Trigger Date Shares will be validly issued, fully paid and non-assessable.

The foregoing opinions are qualified to the extent that the enforceability of any applicable agreement, document, or instrument discussed herein may be limited by or subject to bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally, and general equitable or public policy principles.

We have relied as to certain matters on information obtained from officers of the Company, and other sources believed by us to be responsible.

Our opinion letter is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the shares of Common Stock or the agreements and instruments addressed herein, the Registration Statement or the Prospectus. This opinion is based upon currently existing statutes, regulations, rules and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

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Staffing 360 Solutions, Inc.

May 16, 2017

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this firm under the caption “Legal Matters” in the Prospectus which is a part of the Registration Statement.

Very truly yours,

Laxague Law, Inc.

By:	/s/ Joe Laxague, Esq.
Joe Laxague, Esq.